Exhibit 4.1

DESCRIPTION OF SECURITIES

Kiromic BioPharma, Inc (“Company”, “we”, “us” and “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, namely our common stock, par value $0.001 per share.

The following is a summary of the rights of our common and of certain provisions of our Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) and Bylaws (“Bylaws”). For more detailed information, please see our Certificate of Incorporation and Bylaws, which are incorporated by reference as exhibits to the Annual Report on Form 10-K to which this description is an exhibit.

Common Stock

Our Certificate of Incorporation authorizes us to issue up to 300,000,000 shares of common stock, $0.001 par value per share. As of March 31, 2021, we had 7,332,999 shares of common stock outstanding, held by 115 stockholders of record. The actual number of holders of our common stock is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or held by other nominees.

Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The holders of shares of common stock have no preemptive, conversion, subscription rights or cumulative voting rights.

Preferred Stock

Our Certificate of Incorporation authorizes us to issue up to 60,000,000 shares of preferred stock, $0.0001 par value per share, of which no shares were issued or outstanding as of March 31, 2021, Our board of directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series or classes, any or all of the authorized but unissued shares of preferred stock with such dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to that of the common stock. The rights of the holders of common stock will be subject to and may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of our company.

Dividends

We have never paid cash dividends on our common stock and we do not anticipate the payment of cash dividends on our common stock in the foreseeable future.

Anti-Takeover Effects of Certain Provisions of Delaware Law

Set forth below is a summary of the provisions of the Certificate of Incorporation and the Bylaws that could have the effect of delaying or preventing a change in control of the Company.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination’’ with an “interested stockholder’’ for a period of three years after the date of the transaction in which such stockholder became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination’’ includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder’’ is a stockholder who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the voting stock.

Board of Directors Vacancies.    Our bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Stockholder Action; Special Meeting of Stockholders.    A holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. Our bylaws further provide that special meetings of our stockholders may be called only by our board of directors, the chairman of our board of directors, our president or chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws will also specify certain requirements regarding the form and content of a stockholder's notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting.    The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation's certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Issuance of Undesignated Preferred Stock.    Our board of directors will have the authority, without further action by our stockholders, to issue up to 60,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC, 18 Lafayette Place Woodmere, New York 11598.